1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: February 25, 2014	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

Taiwan Semiconductor Manufacturing Company Limited

For the month of January 2014

This is to report 1) the changes in the shareholdings of our directors, executive officers and shareholders who own more than 10% of total outstanding common shares of Taiwan Semiconductor Manufacturing Company Ltd. (The Company; “TSMC”) (NYSE:TSM); 2) the pledge and clear of pledge of TSMC common shares by our directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC; 3) the acquisition of assets by TSMC and 4) the disposition of assets by TSMC for the month of January 2014.

1)	The changes in the shareholdings of our board directors, executive officers and shareholders who own more than 10% of total outstanding common shares:

Title	Name	Number of shares held as of December 31, 2013	Number of shares held as of January 31, 2014	Changes
Chairman	Morris Chang	123,137,914	125,137,914	2,000,000
Senior Vice President	Stephen T. Tso	13,985,064	13,935,064	-50,000
Senior Vice President	Wei-Jen Lo	1,608,127	1,600,127	-8,000
Vice President	Y. P. Chin	7,445,122	7,434,122	-11,000
Vice President	Irene Sun	870,709	860,709	-10,000
Vice President	Been-Jon Woo	100,000	110,000	10,000

2)	The pledge and clear of pledge of TSMC common shares by our board directors, executive officers and shareholders who own more than 10% of total outstanding common shares: None.

3)	The acquisition of assets (in NT$ million):

Description of assets	Amount
Manufacturing Equipment	NT$	23,522
Facility and engineering equipment	NT$	2,767

4)	The disposition of assets (in NT$ million): None.